Exhibit 2

MANAGEMENT’S DISCUSSIONS AND ANALYSIS
(Expressed in United States dollars, unless otherwise indicated)
YEARS ENDED DECEMBER 31, 2007 and 2006

The following Management’s Discussion and Analysis (“MD&A”) of Lundin Mining Corporation (“Lundin” or the “Company”) has been prepared as of March 31, 2007 and is intended to supplement and complement the accompanying audited Consolidated Financial Statements and Notes for the year ended December 31, 2007.

Please also refer to the cautionary statement of forward-looking information at the end of the MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com and the Company’s website at www.lundinmining.com. All the financial information in this MD&A is in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and all dollar amounts in the tables, including comparatives, are expressed in thousands of US dollars, unless otherwise noted.

Amendment

As disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2007, the Company determined that an incorrect income tax rate had been used to calculate the current and future income taxes related to its Portuguese operations since the EuroZinc Mining Corporation (“EuroZinc”) acquisition on October 31, 2006. The preferential tax rate applicable to enterprises operating in lesser developed inland regions of Portugal is applicable to a de minimus amount of income over a three year period. The Company had applied this rate to all income earned in the region and to all future income tax balances arising from temporary differences between book and tax values on net assets. The amendment resulted in changes to the purchase price allocation on the EuroZinc acquisition and applying the correct Portuguese tax rate on current and future income taxes since acquisition. A summary of the impact of the change in tax rates on information previously reported by the Company is set out below:

	Previously Reported	Adjustments	Amended

Consolidated Balance Sheets as at December 31, 2006

Total assets	$2,829,600	$50,528	$2,880,128
Total liabilities	699,832	51,929	751,761

Shareholders’ equity	$2,129,768	$(1,401)	$2,128,367

Consolidated Statements of Operations
For the year ended December 31, 2006

Earnings before income taxes	$205,091	$615	$205,706
Current income taxes	(50,291)	(2,160)	(52,451)
Future income taxes	(1,851)	144	(1,707)

Net earnings for the year	$152,949	$(1,401)	$151,548

Basic earnings per share	$1.02	$(0.01)	$1.01

Diluted earnings per share	$1.01	$(0.01)	$1.00

Overview

Lundin Mining is a Canadian-based international mining company that owns the Neves-Corvo copper/zinc mine and the Aljustrel zinc mine in Portugal, the Zinkgruvan zinc/lead/silver mine in Sweden, the Galmoy zinc/lead mine in Ireland, the Aguablanca nickel/copper mine in Spain and the Storliden, copper/zinc mine in Sweden. The Company operates all its mines with the exception of the Storliden mine, which is operated under contract with Boliden AB. The Company also holds a 24.75% equity interest in the Tenke Fungurume Project, a major copper/cobalt project under development in the Democratic Republic of Congo (“DRC”) and a 49% equity interest in the Ozernoe Project in eastern Russia, one of the largest undeveloped zinc/lead projects in the world.

Recent Developments and Highlights

Impairment Charges

After tax impairment charges of $491.9 million ($543.1 million less a future income tax recovery of $51.2 million) were recorded in the fourth quarter of 2007. The impairment charges include a $350.0 million write-down of goodwill are attributable to the merger with EuroZinc ($327.7 million) and the acquisition of Rio Narcea ($22.3 million) and asset impairment charges on the Aljustrel mine carrying value $193.1 million ($141.9 million after-tax). These impairment charges were due primarily to the decline in both the US dollar against the Euro and nickel prices. The Company’s operations in Europe incur operating and capital costs in Euro while revenue from concentrate sales is denominated in US dollars.

Production commenced at the Aljustrel mine

On December 16, 2007, after fourteen years under a care and maintenance program, the Company started to process run of mine ore from the Moinho ore body and to produce zinc concentrates. Management expects to start producing zinc and lead concentrates from the Feitais ore body during the second half of 2008. Initially, Feitais production was scheduled to start production in the second half of 2009. The Feitais ore body has a higher content of recoverable lead and silver, which will provide by-product credits. Aljustrel is expected to reach full production during the first quarter of 2009 at a targeted annual rate of 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver. All silver contained in concentrate produced at Aljustrel is subject to a 2007 silver sales agreement with Silverstone Resources Corp. (“Silverstone”).

Phil Wright appointed President and CEO of Lundin Mining Corporation

On January 16, 2008, Mr. Phil Wright was appointed President and Chief Executive Officer of Lundin Mining Corporation and joined the Board of Directors of the Company. Mr. Wright is an experienced Chief Executive with expertise in operations, large-scale feasibility studies and project management. He has post-graduate finance qualifications, is a graduate of Harvard’s School of Business (PMD) and is a Fellow of the Australian Institute of Company Directors and the Financial Services Institute of Australasia.

Announcement of Normal Course Issuer Bid

On December 19, 2007, the Company announced a Normal Course Issuer Bid (“NCIB”) to acquire up to 19,620,139 shares or 5% of the Company’s then outstanding common shares on the open market through the facilities of the Toronto Stock Exchange (the “Exchange”) in accordance with Exchange policies. In accordance with Exchange policies, the duration of the NCIB will be no more than one year, commencing December 21, 2007. Daily purchases made by the Company cannot exceed 630,208 common shares. Any shares purchased by the Company will be cancelled.

As at March 26, 2008, 2,150,700 shares had been purchased in the normal course issuer bid at an average price of $8.76 CAD.

Developments in the Tenke Fungurume Copper Project

During the fourth quarter of 2007, Freeport McMoRan Copper & Gold Inc. (“Freeport”), the project operator provided updated direct capital cost estimates totalling $900 million. Production is scheduled to commence in 2009. In the face of rising costs, Freeport is monitoring costs carefully to optimize expenditures; however, the Company do expect costs to rise. Lundin and Freeport have a 30/70 cost interest in the project, respectively. Ongoing development costs are being funded by shareholders’ loans and advances pending the outcome on the bank negotiations for a large limited recourse debt facility. Negotiations regarding the bank financing are likely to be delayed until a resolution has been reached with the government of the Democratic Republic of Congo (“DRC”) regarding their review of all project mining agreements in the DRC.

Until a resolution has been reached with the DRC government with respect to their review of the Tenke Fungurume agreements, the carrying value of the Company’s investment in the Tenke Fungurume project is subject to uncertainty.

Selected Annual Information

Fiscal years ended December 31,
(in millions of US dollars, except for per share amounts)

	2007	2006	2005

		(Amended)

Sales	1,059.7	539.7	192.1
Net earnings (loss) for the year	(154.2)	151.5	30.0
Earnings (loss) per share, basic (i)	(0.46)	1.01	0.26
Earnings (loss) per share, diluted (i)	(0.46)	1.00	0.26
Cash provided by operations	425.7	247.2	66.7
Non-current liabilities	852.5	501.1	120.5
Total assets	4,710.8	2,877.2	406.8

Earnings (loss) per share have been calculated to give effect to the three-for-one stock split on February 5, 2007 from the beginning of the first period presented.

Selected Quarterly Financial Information

	Three Months Ended

($000’s, except per share data)	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07	31-Dec-06	30-Sep-06	30-Jun-06	31-Mar-06

		(Amended)	(Amended)	(Amended)	(Amended)

Sales	$253,110	$292,757	$319,935	$193,920	$236,072	$98,941	$112,918	$91,798
Net earnings (loss) for the period	(436,605)	76,591	153,777	52,080	62,189	30,737	37,161	21,461
Earnings (loss) per share, basic (i)	(1.11)	0.20	0.54	0.18	0.27	0.25	0.30	0.18
Earnings (loss) per share, diluted (i)	$(1.11)	$0.20	$0.54	$0.18	$0.27	$0.25	$0.30	$0.17

(i)

The earnings (loss) per share determined separately for each quarter. As a result of using different weighted average number of shares outstanding the sum of the quarterly amounts may differ from the year to date amount, as disclosed in previously filed interim consolidated financial statements. Earnings (loss) per share have been calculated to give effect to the three-for-one stock split on February 5, 2007 from the beginning of the first period presented.

Summary of Operations

Metal Produced - Own Production

		Years ended December 31,
		2007	2006	Change

Copper (tonnes)	Neves-Corvo	90,182	13,449	571%
	Storliden	3,870	10,642	-64%
	Aguablanca	3,068	-

	Total	97,120	24,091	303%

Zinc (tonnes)	Neves-Corvo	24,163	3,634	565%
	Zinkgruvan	68,441	75,909	-10%
	Storliden	13,944	27,824	-50%
	Galmoy	45,282	60,055	-25%
	Aljustrel	190	-

	Total	152,020	167,422	-9%

Lead (tonnes)	Zinkgruvan	33,580	31,850	5%
	Galmoy	10,980	13,256	-17%

	Total	44,560	45,106	-1%

Nickel (tonnes)	Aguablanca	3,270	-

	Total	3,270	-

Silver (ounces)	Neves-Corvo	852,448	115,606	637%
	Zinkgruvan	1,756,074	1,760,907	0%
	Galmoy	129,276	131,797	-2%

	Total	2,737,798	2,008,310	36%

Metal Produced - by mine*

		Years ended December 31,
		2007	2006	Change

Copper (tonnes)	Neves-Corvo	90,182	78,576	15%
	Storliden	3,870	10,642	-64%
	Aguablanca	6,281	6,616	-5%

	Total	100,333	95,834	5%

Zinc (tonnes)	Neves-Corvo	24,163	7,505	222%
	Zinkgruvan	68,441	75,909	-10%
	Storliden	13,944	27,824	-50%
	Galmoy	45,282	60,055	-25%
	Aljustrel	190	-

	Total	152,020	171,293	-11%

Lead (tonnes)	Zinkgruvan	33,580	31,850	5%
	Galmoy	10,980	13,256	-17%

	Total	44,560	45,106	-1%

Nickel (tonnes)	Aguablanca	6,630	6,398	4%

	Total	6,630	6,398	4%

Silver (ounces)	Neves-Corvo	852,448	645,521	32%
	Zinkgruvan	1,756,074	1,760,907	0%
	Galmoy	129,276	131,797	-2%

	Total	2,737,798	2,538,225	8%

*

Although the consolidated operating results only reflect post-acquisition metal production from Neves-Corvo and Aguablanca on November 1, 2006 and July 17, 2007 respectively, for comparative purposes, this table includes 100% of 2006 and 2007 metal production from those mines.

Metal Sold and Payable*

Copper (tonnes)	Neves-Corvo	86,180	12,977	564%
	Storliden	3,672	10,642	-65%
	Aguablanca	2,685	-

	Total	92,537	23,619	292%

Zinc (tonnes)	Neves-Corvo	20,927	3,576	485%
	Zinkgruvan	57,020	78,716	-28%
	Storliden	11,852	27,824	-57%
	Galmoy	37,623	59,197	-36%

	Total	127,422	169,313	-25%

Lead (tonnes)	Zinkgruvan	35,160	29,438	19%
	Galmoy	9,881	14,042	-30%

	Total	45,041	43,480	4%

Nickel (tonnes)	Aguablanca	3,025	-

	Total	3,025	-

Silver (ounces)	Neves-Corvo	556,699	73,911	653%
	Zinkgruvan	1,827,576	1,629,133	12%
	Galmoy	88,919	155,633	-43%

	Total	2,473,194	1,858,677	33%

*	This summarizes the metals sold and payable from the date of acquisitions of EuroZinc (October 31, 2006) and Rio Narcea (July 17, 2007).

Results of Operations

Sales

Sales increased $520 million or 96% to $1,059.7 million in 2007 compared with $539.7 million for 2006. Sales increases were generated as a result of the merger with EuroZinc on October 31, 2006 and the acquisition of Rio Narcea on July 17, 2007 and higher lead prices. These increases were offset by lower zinc production and sales at Zinkgruvan, Storliden and Galmoy mines. Zinkgruvan sold 28% fewer tonnes of zinc during 2007 due to a 19% lower average head grade compared to 2006, which resulted in a 10% decline in zinc metal production. Lower sales were expected at Storliden as the mine approaches closure while at Galmoy, labour issues in the first half of 2007 and back fill delays in the second half affected production and sales.

Expenses

Mining Operations

Mining operation costs increased $160.3 million or 73% to $379.3 million in 2007 compared with $219.0 million in 2006, which is not directly comparable. The increase in cost of sales was due primarily to the additions of the Neves-Corvo and Aguablanca mines and the decline in the US dollar against the Euro and SEK, which increased operating costs at Neves-Corvo, Zinkgruvan, Aguablanca and Galmoy mines by approximately $20 million.

Accretion of Asset Retirement Obligations and Other

Accretion of asset retirement obligation and provision for severance on mine closures totaled $9.1 million compared to $1.3 million in 2006. Increases in accretion of asset retirement obligation during 2007 were due to having incurred a full year’s accretion charge at the Neves-Corvo and Aljustrel mines compared with only two months in 2006 and Aguablanca mine since acquisition on July 17, 2007. In addition, the Company also increased its provision for severance obligations on mine closure.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased $101.3 million or 136% to $175.7 million for 2007 compared with $74.4 million in 2006. The increase is due to full year’s depreciation at Neves-Corvo for 2007 compared to only two months in 2006, depreciation of the mining assets at Aguablanca mine beginning on July 17, 2007 and the a 9% decline in the US dollar against the Euro.

General Exploration and Project Investigation

Exploration and project investigation costs for 2007 increased $25.5 million to $35.4 million compared with $9.9 million in 2006. The increase is the result of both the acquisitions of EuroZinc Mining in 2006 and Rio Narcea in 2007 combined with the increased spending on existing exploration in Sweden and Ireland. In 2007 the Company expensed $20.7 million on exploration in Portugal, $7.8 million in Sweden, $4.1 million in Ireland and $2.8 million in Spain.

Selling, General and Administration

Selling, general and administration costs were $30.8 million in 2007 compared with $17.1 million in 2006. This increase was due primarily to the costs associated with the Sarbanes Oxley (“SOX”) documentation and testing, higher travel costs as well as the additional personnel and administrative costs associated with the recent mergers and acquisitions.

The Company has previously announced that several of its offices will be closed during 2008. Expected closure and other re-organization charges of up to $20 million will be weighted towards the second half of 2008.

Stock Based Compensation

Stock based compensation costs were $12.0 million in 2007 compared with $2.4 million in 2006. The increase relates to a comprehensive option grant during the third quarter 2007, smaller grants throughout the year to new employees and the amortization of the option expense for a full year related to the options granted to former EuroZinc employees during the fourth quarter of 2006.

Foreign Exchange Losses

Foreign exchange losses during 2007 totaled $18.6 million compared with $16.9 million in 2006. A weaker US dollar has negatively affected the foreign exchange account as the majority of the cash and short term deposits and trade receivables from our concentrate sales are either held or denominated in US dollars. The conversion of US dollars to the Euro or Swedish Kronor will result in a realized gain or loss and the fair valuing of the US dollar balances to the mine’s functional currency at the end of each reporting period will impact the unrealized gain or loss account.

Gains (losses) on Derivatives

Losses on derivatives consist of foreign exchange, forward metal sales and put and call option contracts in 2007 totaled $34.5 million compared with a gain of $0.4 million for the same period in 2006. The year-over-year change is largely attributable to rising price of lead throughout 2007.

Investment and Other Gains

Investment and other gains were from the sale of available-for-sale securities. Investment gains in 2007 were $78.0 million compared to $0.01 million in 2006. The significant gains realized in the current year related to the disposition of certain of the Company’s investments acquired for strategic purposes.

Impairment Charges

Impairment charges of $491.9 million ($543.1 million less a future income tax recovery of $51.2 million) were recorded in 2007 compared to $Nil in 2006. The impairment charges include a $350.0 million write-down of goodwill are attributable to the merger with EuroZinc ($327.7 million) and the acquisition of Rio Narcea ($22.3 million) and asset impairment charges on the Aljustrel mine carrying value $193.1 million ($141.9 million after-tax). These impairment charges were due primarily to the decline in both the US dollar exchange rate with the Euro and nickel prices. The Company’s operations in Europe incur operating and capital costs in Euro while revenue from concentrate sales is denominated in US dollars.

All of the Company’s business units and investments will be subject to impairment testing in subsequent periods and adjusted if it is determined that additional amounts are not recoverable or prevailing conditions give rise to a situation indicating that it is more likely than not the fair value of assets subject to impairment testing or the ability to recover the carrying value of a group of assets from future cash flows is adversely affected. Circumstances that could lead to additional impairment charges include, but are not limited to lower than expected production levels, political instability, lower commodity prices, higher than expected operating costs, or sustained downward pressure on the US dollar over an extended period. Future impairment charges could have a significant impact on the Company’s consolidated financial position and reported earnings.

Current Income Taxes

Current income taxes for 2007 totaled $136.5 million compared with $52.5 million in 2006. The increase was attributable to higher taxable income and other tax provisions.

Future Income Taxes

Future income tax recovery for 2007 totaled $71.8 million compared with a future income tax expense of $1.7 million in 2006. The increased recovery was attributable primarily to a $51.2 million future tax recovery relating to the asset impairment charges recorded in 2007.

Operations

Neves-Corvo Mine

	Years ended December 31,
(100% OF PRODUCTION)	2007	2006	Change

Ore mined, copper (tonnes)	2,184,205	1,951,557	12%
Ore mined, zinc (tonnes)	399,003	155,715	156%
Ore milled, copper (tonnes)	2,180,764	1,946,853	12%
Ore milled, zinc (tonnes)	396,719	147,674	169%

Grade per tonne
Copper (%)	4.8	4.6	5%
Zinc (%)	7.8	8.4	-8%

Recovery
Copper (%)	86	88	-2%
Zinc (%)	78	60	30%

Concentrate grade
Copper (%)	22.9	24.7	-7%
Zinc (%)	48.9	49.1	0%

Production (metal contained)
Copper (tonnes)	90,182	78,576	15%
Zinc (tonnes)	24,163	7,505	222%
Silver (ounces)	852,448	645,521	32%

Sales (000’s)	$621,088	$509,697	22%

*Cash cost per pound	$0.75	$0.78	-4%

* Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Ownership

On October 31, 2006, the Company merged with EuroZinc, the 100% owner of the Neves-Corvo mine. In order to present comparable mine data, the comparative 2006 figures and financial data has been presented from the beginning of 2006. The Company operating results as presented in the audited consolidated statements of operations only include the operating results since the merger.

Production

With the improvement to the system productivity now fully implemented, extraction and throughput rates continued at record levels in both the copper and zinc streams to increased metal output. Compared to 2006, the hoisting system utilization increased from 59.2% to 64.3%, increasing the effective hoisting rate from 474 tonnes per operating hour to 523 tonnes per operating hour. During 2007, the zinc ore cut off grade was reduced from 5.6% to 4.0%, which resulted in increased ore reserves at slightly lower average grade.

The cash cost per pound of payable copper metal sold during 2007 decreased to $0.75 compared with

$0.78 in 2006 owing to higher by-product revenue.

Zinkgruvan Mine

	Years ended December 31,

(100% OF PRODUCTION)	2007	2006	Change

Ore mined (tonnes)	860,240	787,889	9%

Ore milled (tonnes)	875,556	787,003	11%

Grades per tonne
Zinc (%)	8.3	10.3	-19%
Lead (%)	4.4	4.6	-4%

Recovery
Zinc (%)	94	94	0%
Lead (%)	88	88	0%

Concentrate grade
Zinc (%)	54.0	54.0	0%
Lead (%)	76.1	75.0	1%

Production (metal contained)
Zinc (tonnes)	68,441	75,909	-10%
Lead (tonnes)	33,580	31,850	5%

Silver (oz)	1,756,074	1,760,907	0%

Sales (000’s)	$206,067	$197,014	5%

*Cash cost per pound of payable zinc sold	$0.16	$0.54	-70%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

The reduction in head grades was mainly due to a combination of the extraordinarily high grades produced in the fourth quarter of 2006 from the Burkland ore body, and the mining of lower than average grade areas at the Sävsjön ore body.

The increased throughput for zinc did not compensate for the lower head grades during the year. All silver contained in concentrate produced at Zinkgruvan is subject to the 2004 Silver Wheaton Silver Sales Agreement.

Cash cost per pound of payable zinc metal sold in 2007 decreased to $0.16 per pound compared with $0.54 per pound in 2006 due to higher lead by-product revenue. For details on the Zinkgruvan Copper Project, which lies adjacent to the existing Zinkgruvan ore deposits, see the Projects section of this report.

Storliden Mine

	Years ended December 31,
(100% OF PRODUCTION)	2007	2006	Change

Ore mined (tonnes)	276,786	346,652	-20%

Ore milled (tonnes)	258,905	362,316	-29%

Grades per tonne
Copper (%)	1.6	3.2	-50%
Zinc (%)	5.9	8.5	-31%

Recovery
Copper (%)	91	91	0%
Zinc (%)	92	91	1%

Concentrate grade
Copper (%)	29.0	29.4	-1%
Zinc (%)	55.1	54.2	2%

Production (metal contained)
Copper (tonnes)	3,870	10,642	-64%
Zinc (tonnes)	13,944	27,824	-50%

Sales (000’s)	$56,354	$114,323	-51%

*Cash cost per pound	$(0.06)	$(0.27)	-78%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

Management originally planned to close the Storliden mine during the third quarter of 2007 but due to the identification of additional ore in the Lower West and Upper East areas of the mine, operations continued throughout the year.

As the operation approaches closure, copper and zinc grades, as well as ore throughput are expected to decline. The mine closure is scheduled for the second quarter 2008. Total costs for the closure of the operations are expected to be less than $0.4 million, which has already been provided for as at December 31, 2007.

The cash cost of payable zinc sold was increased to $(0.06) per pound for 2007 from $(0.27) per pound in 2006 due lower by-product revenue from copper increased the zinc cash costs in the current year.

Galmoy Mine

	Years ended December 31,
(100% OF PRODUCTION)	2007	2006	Change

Ore mined (tonnes)	453,444	605,438	-25%

Ore milled (tonnes)	446,908	616,536	-28%

Grades per tonne
Zinc (%)	12.4	11.8	5%
Lead (%)	3.4	3.2	6%

Recovery
Zinc (%)	82	83	-1%
Lead (%)	72	67	7%

Concentrate grade
Zinc (%)	52.0	51.8	0%
Lead (%)	65.4	63.5	3%

Production (metal contained)
Zinc (tonnes)	45,282	60,055	-25%
Lead (tonnes)	10,980	13,256	-17%
Silver (ounces)	129,276	131,572	-2%

Sales (000’s)	$99,925	$119,223	-16%

*Cash cost per pound	$0.84	$0.90	-7%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production

Ore mined and milled in 2007 decreased over 2006 due primarily to restricted accessibility to areas due to low volume of backfill poured in combination with delayed setting of backfill (76,000 tonnes), unofficial industrial disputes (50,000 tonnes), and a slow start to the long hole program (35,000 tonnes). Zinc production was 25% below 2006 levels due to lower ore production, which was marginally offset by higher zinc feed grade. Higher lead recovery and higher lead feed grades notwithstanding, lead production was 17% below 2006 levels.

Although zinc and lead head grades in 2007 showed an improvement over 2006, back fill delays in the high grade eastern stopes of the R ore body (15% Zinc) necessitated a rescheduling of the mining sequence, which detrimentally affected the average grades. Zinc recovery was 82% in 2007 as compared with 83% in 2006. Management focused on maintaining concentrate quality at the expense of lower recovery.

The cash cost per pound of payable zinc sold decreased due to higher by-product credits for lead and lower treatment charges for zinc.

Aguablanca Mine

	Years ended December 31,
(100% OF PRODUCTION)	2007	2006	Change

Ore mined (tonnes)	1,707,330	1,550,437	10%

Ore milled (tonnes)	1,668,959	1,486,800	12%

Grades per tonne
Nickel (%)	0.5	0.6	-13%
Copper (%)	0.4	0.5	-18%

Recovery
Nickel (%)	76	72	6%
Copper (%)	92	90	2%

Concentrate grade
Nickel (%)	7.3	6.6	11%
Copper (%)	6.9	6.8	1%

Production (metal contained)
Nickel (tonnes)	6,630	6,398	4%
Copper (tonnes)	6,281	6,616	-5%

Sales (000’s)	$126,668	$145,872	-13%

Cash cost per pound*	$7.23	$4.82	50%

*Cash cost per pound of payable nickel sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

The production and financial figures presented in the table are for the twelve months ending December 31, 2007 and 2006. Sales for the five months ending December 31, 2007 were $75,838 since acquisition.

Ownership

On July 17, 2007, the Company purchased Rio Narcea Gold Mines, Ltd., the 100% owner of the Aguablanca mine. In order to present comparable mine data, the 2007 and 2006 production figures and financial data have been presented for the twelve months ended December 2007 and 2006. The Company operating results as presented in the audited consolidated statements of operations only include the operating results since acquisition on July 17, 2007.

Production

The cash cost per pound of payable nickel sold increased from $4.82 per pound in 2006 to $7.23 in 2007, which was anticipated due to higher stripping costs to remove overburden and high treatment charges. The treatment charges were pushed higher as the smelter’s price participation to higher nickel prices increased.

Aljustrel Mine Development Project

	Years ended December 31,
(100% OF PRODUCTION)	2007	2006	Change

Ore mined (tonnes)	161,387	-	-

Ore milled (tonnes)	11,399	-	-

Grades per tonne
Zinc (%)	4.5	-	-

Recoveries
Zinc (%)	37	-	-

Production (metal contained)
Zinc (tonnes)	190	-	-

Production

The Phase I commissioning of the Aljustrel ore processing plant ramp-up stage started on December 16, 2007. The plant produced for a week before stopping for the Christmas holidays which permitted process and equipment adjustments and increased water treatment capacity. The plant performed well during Phase I and is now operating within the performance parameters expected in Phase II of the ramp up stage.

In the Moinho ore body, production drilling commenced in November 2007. However, there was no stope blasting carried out in 2007 as the development ore stock pile was sufficient to meet requirements for Phase I of the ramp-up stage in the ore processing plant. Definition drilling is underway to better define future mining block sequences.

At the Feitais ore body, ramp development reached a depth of 210 meters, which is critical to the first ore mining sequence. Excavation to accommodate a crushing station and related coarse ore stockpile at the 190 meter level commenced in the fourth quarter. Initially, Feitais production was scheduled to start production in the second half of 2009. The Feitais ore body has a higher content of recoverable lead and silver, which will provide by-product credits. Aljustrel is expected to reach full production during the first quarter of 2009 at a targeted annual rate of 80,000 tonnes of contained zinc, 17,000 tonnes of contained lead and 1.25 million ounces of silver. All silver contained in concentrate produced at Aljustrel is subject to a 2007 silver sales agreement with Silverstone.

The operating license was obtained during the fourth quarter. Negotiations are still underway with the national rail company to finalize the reconstruction of the rail spur to service the plant and transport concentrate to the port of Setúbal. During the reconstruction phase, alternate transport to the port has been secured.

Project Highlights

Ozernoe Project

Feasibility studies on the Ozernoe project in the Republic of Buryatia, Eastern Siberia, Russia progressed during 2007. Priorities included additional infill and step out ore deposit drilling, confirmatory metallurgical sampling and testing, commencement of a formal independent party feasibility study and establishment of on-site infrastructure to enable the project to advance.

International independent consultants were retained in the first half of 2007 to advance mineral resource and ore reserve modelling, to complete the overall project feasibility study, and to determine environmental and social impact assessments. Particular highlights or initiatives successfully concluded on the project included the conduct of environmental seminars with local, regional and federal stakeholders on mitigation of project impact, mineral deposit drilling where preliminary indications of resource modelling confirm the previous work by others and initial independent metallurgical test work which also is progressing according to expectations.

To facilitate further progress on the project, a 350 person construction camp was constructed at the site, local roads improved, and a bridge across a local river was installed to support both project access and improved year round transportation for the local population in the Ozernoe area. A weather station was installed, base line metallurgical work commenced, and other social and environmental impact assessments initiated. Headed by a Social Committee which included representatives of the local citizens and the major municipal and regional government authorities, a number of social programs were conducted in the areas of medical support, education and training.

During the fourth quarter of 2007, the focus of work was on starting size throughput studies considering as a minimum a 6 million tonne per annum initial mill feed rate. Ore reserve drilling also advanced with the objective of updating overall mineral resource statements in the first half 2008. Metallurgical testing significantly advanced during the fourth quarter 2007 at both Russian and offshore laboratories. Ground water supply wells were drilled and tested to investigate the hydro-geologic regime.

Project progress has been slower than desired and in order to address this delays and other perceived short-comings, a new Project Director has been hired in January 2008. This appointment addresses some of the issues on the project. Certain milestones contained within the mineral license are under negotiation. These milestones need to be extended and, while there is no indication that such extensions will not be given, there is no guarantee that these extensions will be granted.

The recoverability of the Ozernoe property is dependent upon the discovery of economically recoverable reserves, preservation and confirmation of the Joint Venture Company’s licensed interests in the underlying mineral claims, the ability of the Joint Venture Company and the Joint Venture partners to obtain the necessary financing to complete the project, and future profitable production or alternatively, upon the Company’s ability to dispose of the interest on an advantageous basis. Changes in future conditions of ownership, if any, could result in material reductions to the carrying value of the Ozernoe property.

The historic resource for Ozernoe is reported as 157 million tonnes grading 5.2% zinc and 1.0% lead making it one of the largest undeveloped open-pitable sulphide zinc resources worldwide.

Tenke Fungurume Project

Under Freeport’s direction, as project manager, construction advanced during 2007 on the world class Tenke Fungurume copper/cobalt project in southern Katanga Province, DRC. The first phase of production facilities is designed to produce 115,000 tonnes of copper cathode and a minimum 8,000 tonnes of cobalt in hydroxide and cathode metal annually. Progress was made on completion of the first phases of construction camp facilities. Major civil works for access roads and the rough grading of the plant site area were substantially completed. Concrete installation was initiated and steel plate work erection of leach and CCD tankage has commenced. Structural steel erection for the truck shop commenced. Commissioning of the continuous miner and subsequent operator training started with the pre-stripping of the Kwatebala deposit.

As at the end of 2007, more than 60% of the project design engineering and more than 70% of equipment purchases were completed. Construction progress approached the 17% completion point with construction work force in excess of 1,200 workers.

Offsite work is also in progress with Freeport advancing the Lundin/Freeport commitments to refurbish local hydro power generating capabilities by rebuilding several generators at the Nseke Power Station, west of the Tenke Fungurume concessions towards Kolwezi. This investment will provide a dramatic improvement to the regional power infrastructure. The project also invested in national highway upgrades in the Tenke Fungurume vicinity. More than 20 micro enterprise businesses were started, aided by project funding to encourage local entrepreneurial and commercial development in the region.

During the fourth quarter 2007, Freeport announced updated capital costs with the latest estimated direct capital cost rising to $900 million. Copper production is now expected in 2009. Estimated cost of the project continues to be monitored to mitigate further cost increases; however, additional cost escalation cannot be ruled out.

In connection with a long announced Government Policy to review all mining agreements in the DRC, the Ministry of Mines recently made a formal request for further discussion with TFM regarding the TFM Project partnership with Gecamines. Included in the request for discussion are such matters as the quantum of transfer payments to the DRC, the percentage of Government ownership in the TFM Project, the degree of Gecamines involvement in the management of the TFM Project, regularization of certain issues under Congolese law, and the implementation of social plans.

In mid-2002, the DRC parliament approved a World Bank sponsored new DRC Mining Code which largely replaced the legacy approach to DRC government/investor mineral property ownership (such as existed with partnerships with the State mining organization - Gecamines). DRC mineral property partnerships were previously characterized as with Tenke Fungurume’s agreements by a regime of high DRC Government/Gecamines shareholding interest and up front asset transfer payments, schedule obligations and minimum production starting sizes, in combination with essentially complete exemptions on taxes and duties for the life of mine.

The new DRC Mining Code is characterized by a regime of minimal government related share ownership (5%), a full suite of corporate income tax (30%), metal export (1% of net sales “NSR”) and expatriated dividend (10%) taxes, metal royalties (2% NSR for base metals), an extensive list of imported goods duties, and no requirements for project schedules nor minimum mine production sizes. In mid-2003 the Government of Transition came into full power in the DRC and at the unanimous request of relevant Ministers, the four vice-presidents and the Presidency of the Government, a proposal was submitted by the investing partners to amend existing agreements governing the development of the Tenke Fungurume Project, based on the commercial principles of the new DRC Mining Code.

In the second half of 2003 and throughout 2004 numerous meetings were held with the new government and revised development proposals were submitted to Gecamines and government officials. Negotiations proceeded and in January 2005 the economic council of the DRC (Ecofin) recommended approval of the major terms of amendments to the Tenke Fungurume underlying ownership and development agreements. Under the direction of the Presidency, in mid-2005 an Inter-Ministerial Committee was established to support finalization of amended terms and Tenke Fungurume agreements. Between September and November 2005 amended agreements for the development of the Tenke Fungurume project were completed and formally approved by Gecamines, then the relevant Ministers, the executive Council of Ministers of the Government of the DRC and further ratified by Presidential decree. These final agreements govern through the subsidiaries of Lundin Mining Corporation, Phelps Dodge (Freeport), Gecamines’ and the DRC Government’s rights and obligations related to the Tenke Fungurume mineral concessions all in complete conformance to DRC and international law.

The amended agreements resulted in an effective 24.75% interest in the Project for Lundin, 57.75% ownership by Freeport, as Operator, and 17.5% ownership by Gecamines. In addition to the commitment to develop the project under the full suite of DRC Mining Code, corporate, export and dividend taxes, metals royalties and duties noted above, sole funding investor’s Freeport and Lundin committed to Gecamine’s benefit, a total of $100 million in asset transfer payments ($65 million already paid, a further $5 million currently sits in escrow, and $10 million annually on the first three anniversaries of production). Furthermore, Lundin and Freeport made other commitments in excess of that required by the new DRC Mining Code including: starting production greater than 40,000 tonnes per annum (“tpa”) copper production (actual starting size is designed at 115,000 tpa); a special local annual social fund, effectively, doubling the local contribution from the DRC mining code royalty; technology transfer and training programs, and special involvement from Gecamines in various aspects of the project. In aggregate the amended terms are significantly better for DRC than if Tenke Fungurume project was developed exclusively under the DRC Mining Code, with more than half the value of the deposit over the long term aggregating to the DRC/Gecamines.

The Company believes the TFM agreements with the Government are legally binding, all related issues have been duly addressed under Congolese law and the overall fiscal terms as previously negotiated and incorporated into the Congolese Mining Convention as Amended and Restated and that they exceed the requirements of the Congolese Mining Code. Freeport, as operator has made an appropriate response to the DRC Ministry of Mines.

However, until a resolution can be reached between the partners, the carrying value of the Company’s interest is subject to uncertainty.

Neves-Corvo – Lombador Zinc Project

During the third quarter 2007 an internal study was conducted to support a request for a capital investment to conduct a feasibility study on the Lombador underground zinc deposit, which is directly adjacent to the Neves-Corvo mine in Portugal. If approved, Lombador will significantly expand the Company’s zinc production as it is developed. At the end of the third quarter, capital to undertake the completion of a final feasibility study was approved by the Board of Directors. Infill and resource expansion drilling continued on Lombador, and metallurgical test work of samples commenced towards year end. A feasibility study was initiated prior to year end with the intent to have this study in hand by December 2008, with a target to start mining Lombador in late 2011 or early 2012. Ultimate mining rate of Lombador is expected to reach 2 million tonnes per year.

Zinkgruvan Copper Project

During the third quarter of 2007, the Board of Directors approved a plan for development of the Zinkgruvan copper project. The plan targets a copper deposit lying adjacent to one of the Zinkgruvan zinc deposits. In addition to facilitating copper production, this expansion is intended to improve zinc mining flexibility with a construction of a second underground crusher and ramp access down through the Cecilia west deposits. Prior to year end, ramp construction had started and underground drifting advanced. Successful metallurgical test work was conducted and plant design/supply/install contracts were tendered. Copper production from the Zinkgruvan copper deposit is targeted for 2010.

Exploration Highlights

Portugal

Neves-Corvo Mine Exploration (Copper, Zinc)

Exploration efforts during 2007 were focussed on the delineation of the Lombador South Zinc Zone. Drilling results exceeded expectations, resulting in a feasibility study for the Lombador Zinc Project. The results highlight the immediate exploration potential that exists within the mine lease. During the course of the Lombador exploration, zones of high-grade copper were also intercepted. Developing new copper resources is an exploration objective for 2008.

Aljustrel Mine Exploration (Copper, Zinc)

In 2007, drilling focussed on the Feitais deposit where the limit of the deposit was extended to the northwest, some inferred resources were infill drilled with the objective of upgrading to indicated resources and a new copper zone was discovered. Enlarging this copper zone will be an objective in 2008.

Iberian Pyrite Belt, southern Portugal (Copper, Zinc)

At the Chança prospect, located near the Spanish border, drilling confirmed a large copper-bearing stockwork zone, but any existing massive sulphides appear to be faulted out. Other regional targets were also tested, including the Monte dos Mestres target, located near to the Neves Corvo mine, which intersected massive sulphides but of low grade. An airborne gravity survey conducted over portions of the regional concessions as well as the Neves Corvo and Aljustrel mine licenses will be used to target drilling next year in conjunction with ground geophysical techniques and geology

Spain

Aguablanca Mine Exploration (Nickel, Copper)

The focus of exploration since the acquisition of Aguablanca in the third quarter 2007 has been the resource delineation of the Deep Body and the evaluation of the Main deposit’s underground potential. The drilling objective is to significantly increase the indicated resource of the Deep Body. Other near-mine targets will be further drill tested in 2008.

Ossa Morena Regional Exploration, southern Spain (Nickel, Copper, PGM)

This regional belt hosts the Aguablanca deposit and is being systematically tested for other nickel-prospective intrusions. Drilling targets focussed on the more advanced Argallón and Cortegana exploration projects where encouraging broad zones of disseminated magmatic nickel sulphide mineralization were encountered, not unlike the low grade mineralized, outer zones of the Aguablanca deposit. An airborne electromagnetic survey was flown; conductors will be followed up next year with ground geophysics and drilling.

Toral Project, northwest Spain (Zinc, Lead, Silver)

Drilling confirmed the narrow but continuous nature of the known historic Zn-Pb-Ag resource and focussed on testing for up and down-dip extensions of the known historic resource with some success. Any additional work next year is pending review of all results.

Ireland

Galmoy Mine Exploration (Zinc, Lead)

An aggressive life-of-mine exploration program continued in 2007. During the first quarter, a new, high-grade zone of zinc-lead mineralization, the “M-Zone”, was discovered adjacent to the CW ore body. Delineation drilling has indicated that this new zone is not large enough to significantly extend the life of the mine.

Keel (Zinc, Lead)

The Keel property is located in Longford County, Ireland. Drilling is focussed on testing the extent of the deposit and to determine if significant satellite zones of resource-grade mineralization exist in the area. One of three holes drilled intersected Zn-Pb sulphide mineralization within two narrow zones adjacent to the known extent of the deposit. Drilling will continue in 2008.

West Limerick (Zinc, Lead)

The license is located approximately 80 km west of the Galmoy Mine. Four holes have been completed to date with no significant mineralization detected. Drilling will continue on additional targets in first quarter of 2008.

Sweden

Zinkgruvan Mine Exploration (Zinc, Lead, Silver)

The focus for 2007 was the exploration for new ore zones within the Dalby and Finnafalet areas north of the mine, with encouraging results. Deviation drilling is being successfully used at Dalby to delineate high-grade Zn-Pb-Ag mineralization encountered at depth (greater than 800 metres), while at the Finnafalet target located east of the Dalby area, mine stratigraphy has been intersected. This intersection indicates potential for additional resources to be found to the north. At Tostebacka, drill testing for resources east of the Nygruvan ore body did not encounter any significant mineralization and the drilling has been terminated.

Bergslagen Regional Exploration, southern Sweden (Zinc, Lead, Silver)

Systematic testing of prospective geology is being done in this host district to Zinkgruvan with the objective of finding additional feed for the mill. Significant Zn-Pb-Ag mineralization has been intersected at the Tvistbo project area, approximately 150 km north of Zinkgruvan. Drilling will continue to determine the northern and depth extent of this Zn-Pb-Ag mineralization. At the Palahöjden project, additional drilling in first quarter 2008 will follow up an ore grade intercept made earlier in the year.

Skellefte Regional Exploration, northern Sweden (Copper, Zinc)

An evaluation of this northern program led to the termination of exploration in the district in the third quarter 2007. The application for a test mine at the small Norrliden resource has been submitted to the authorities. Once the application is granted, test mining operations are expected to begin by the third quarter 2008. Joint venture and divestment options are being considered for both Norrliden and the regional Skellefte property portfolio.

Norrbotten District, northern Sweden (Copper, Gold)

The option agreement with Anglo/Rio was terminated in the fourth quarter 2007.

Metal prices, LME inventories and smelter treatment and refining charges

Average Metal Prices as Quoted on the London Metals Exchange

		Years ended December
		2007	2006	Change

Zinc	US$/pound	1.47	1.48	-1%
	US$/tonne	3,250	3,273	-1%

Lead	US$/pound	1.18	0.58	103%
	US$/tonne	2,595	1,287	103%

Copper	US$/pound	3.23	3.05	6%
	US$/tonne	7,126	6,731	6%

Nickel	US$/pound	16.87	11.02	53%
	US$/tonne	37,181	24,287	53%

The inventory levels of zinc, copper, lead and nickel on the London Metal Exchange (“LME”) all increased during the year compared to 2006. At the end of 2007, the LME stocks of zinc were 89,150 tonnes (2006: 88,450 tonnes), copper 197,450 tonnes (2006: 182,800 tonnes), lead 45,475 tonnes (2006: 41,125 tonnes) and nickel 47,946 tonnes (2006: 6,648 tonnes). The inventory increases can be partly attributed to the slowdown in the US and European economies. In the case of lead and nickel almost all of the increase arose as a result of increased deliveries to European warehouses. The increase in copper and zinc inventory has taken place not only in Europe but also in Asia.

During 2007, the spot treatment charges (“TC”) for zinc concentrates increased from $195 per dry metric tonne (“dmt”) flat (i.e. without price participation) to $295 per dmt flat, thus ending the year about $70 per dmt higher than the annual terms at the closing price of 2007.

The spot TC for copper concentrates increased during 2007 reaching $46 per dmt of concentrates at the end of the year with a refining charge (“RC”) of $0.046 per payable lb of copper contained. The average TC and RC for the first nine months of 2007 were $25 per dmt (TC) and $0.025 per payable lb copper contained (RC). This increase was largely attributable to a combination of production problems in India, which reduced the spot activity by the Indian smelters, and a seasonal slowdown in China.

During the second half of 2007 the spot TC for lead concentrates increased drastically and at the end of the year the spot TC exceeded the TC of the annual contracts. At the beginning of the year the spot TC was $55 flat (i.e. without price participation). However Chinese imports of lead concentrates dropped substantially during the second half of 2007 due to the introduction of an export tax on refined lead in July making it uneconomical for Chinese smelters to import lead concentrates for re-export. During the last quarter of 2007 a number of lead smelters in China have closed or reduced production by up to 50%. The only imports of lead concentrates to China during the second half of the year came under annual contracts. At the end of the 2007 the spot TC in China was approximately $350 per dmt of concentrates flat. In the rest of the world, the increased availability of lead concentrates put upward pressure on the spot TC. In Europe the spot TC for lead concentrates was $350-$400 per dmt flat at the end of 2007.

Outlook for metal prices and smelter treatment and refining charges

Growth in Asian metal demand is expected to balance softness in North American and European markets. The price of copper is expected to remain at, or below current levels with some weakness expected in zinc, lead and nickel. The LME inventories for zinc, copper and lead are still at low levels. The demand for nickel has slowed over 2007 and the LME inventory has increased because of reduced production and de-stocking of stainless steel. However, the Company expects that the demand for stainless steel, especially in Asia, will pick up during 2008 and with it the demand for nickel.

For 2008, the Company expects treatment charges (“TC”) for zinc concentrates to improve in favour of the smelters due to additional zinc concentrates being available to the market from the start up of new mines as well as reactivation of closed mines.

The market for copper concentrates is very tight and terms in the spot market are lower than the terms of both the annual and the mid-year contracts. The annual negotiations for copper concentrates have started and the company expects that the TC will fall further in favour of the miners.

The introduction by China of an export tax for lead metal has not only resulted in less metal exports from China but also considerably less imports of lead concentrates. This in turn has forced the miners to find new outlets for their products which have caused an upward pressure on the TC. For 2008, the Company expects an increase in the TC in favour of the smelters.

The raw materials market for nickel is not as homogenous as for the other base metals and there is no clear benchmark being set. Because of increased production of low grade nickel ores out of the Philippines, Indonesia and New Caledonia the treatment terms for nickel raw materials are expected to increase in 2008. However, the Company’s nickel concentrates are sold under multi-year contracts and will not be affected by this increase.

The Company expects its operational performances in all of its mines to improve in 2008 compared 2007. As well, overall production of contained zinc metal will increase with the addition of the Aljustrel zinc production.

It should be noted that the price of silver for silver produced in concentrate from Zinkgruvan has been fixed by the 2004 silver transaction with Silver Wheaton whereby Zinkgruvan receives the lesser of the prevailing silver price at time of delivery or $3.90 per ounce of silver delivered. The up-front cash payment received from Silver Wheaton in December 2004 has been deferred on the balance sheet and is realized on the statement of operations when the actual deliveries of silver occur.

During the third quarter 2007 the Company completed an agreement with Silverstone to which the Company will sell all its all future silver in concentrate from the Neves-Corvo and Aljustrel mines at a fixed price of the lesser of the prevailing silver price at time of delivery or $3.90 per ounce of silver delivered, subject to an inflation adjustment. The agreement has been valued at $89.1 million consisting of an upfront cash payment of $42.5 million and the balance in 19.6 million common shares of Silverstone. This amount has been deferred and will be amortized over the life of the silver deliveries.

Currencies

	Years ended December 31,

(Average)	2007	2006	Change

SEK/US$	6.76	7.37	8%

SEK/Cdn$	6.30	6.50	3%

Cdn$/US$	1.07	1.13	5%

US$/Euro	1.37	1.26	-9%

Liquidity and Capital Resources

Cash Resources

Cash and cash equivalents decreased $269.0 million during 2007 to $133.2 million compared to $402.2 million as at December 31, 2006. Cash flow from operations during 2007 totalled $425.7 million and financing activities generated $34.6 million net, largely on a $37.2 million net drawdown on the revolving line of credit. Cash used in investing activities totalled $738.0 million included the cash purchase of Rio Narcea, capital and mine development expenditures $189.4 million and $60.9 million for funding of the Tenke Fungurume project and investment purchases.

Working capital decreased $293.0 million during 2007 to a $14.4 million working capital deficiency at December 31, 2007 compared to working capital of $278.7 million at December 31, 2006. The decrease in working capital was due to a $269.0 million decrease in cash and cash equivalents balance and a $68.7 million increase in current liabilities. The increase in current liabilities was due primarily to capital expenditures at Aljustrel, Neves-Corvo and Zinkgruvan and the current liabilities of Rio Narcea, acquired on July 17, 2007. The working capital deficiency is expected to reverse in 2008 from operating cash flows. The Company does not own any asset-backed commercial paper.

Capital Resources

Shareholders’ equity at December 31, 2007 was $3,541.8 million, an increase of $1,413.4 million from 2006. This increase was due primarily to the issuance of shares to complete the Tenke acquisition and offset by $491.1 million of impairment charges recorded in the fourth quarter and a $239.3 million increase in the cumulative translation adjustment balance due to a significant decline in the US dollar against assets that are denominated in other currencies.

The Company expects that the capital and operating cost increases experienced in our industry over the last few years to continue; however, the impact of inflation is not expected to have a material effect on the Company’s financial position, operating performance and cash flows over the next twelve months. The decline in the US dollar against the Euro and Swedish Kronor and the satisfactory resolution of the Tenke project and obtaining the Ozernoe mineral license will be key challenges facing the Company in 2008.

The Company plans to spend between $350 and $400 million in 2008 on capital expenditures. Of this amount $150 to $180 million relates to the Tenke project and approximately $150 million for sustaining capital requirements,

In the opinion of management, the Company’s financial position at December 31, 2007 and the operating cash flows expected from our mining operations are sufficient to discharge liabilities as they become due and to fund planned project and capital expenditures in 2008. The Company also has a $575 million credit facility that is available, of which $40.4 million had been drawn as at December 31, 2007.

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on the Company’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources, that is material, other than those disclosed in the MD&A and the audited consolidated financial statements and the related notes.

Hedging

The Company enters into derivative contracts for the purpose of managing risks and not for trading purposes. During the fourth quarter of 2007 the Company did not enter into any additional derivative contracts. As at December 31, 2007, the liability on marking-to-market the outstanding derivative contracts was $10.5 million.

Critical Accounting Policies and Estimates

The Company’s accounting policies are disclosed in Note 3 to the annual audited consolidated financial statements for the year ended December 31, 2007. The following policies, which require estimates that are subject to measurement uncertainty, are considered to be the most critical to understanding the Company’s financial results:

a) Revenue Recognition

Revenue arising from the sale of metals contained in concentrates is recognized when title and the significant risks and rewards of ownership of the concentrates have been transferred to the customer in accordance with the agreements entered into between the Company and its customers. The Company’s metals contained in concentrates are provisionally priced at the time of sale based on the prevailing forward market price as specified in the sales contracts. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for the metals sold and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.

b) Mining Properties and Related Expenditures

The Company carries its mining properties at cost less a provision for impairment. The Company expenses exploration costs, which are related to specific projects, until the commercial feasibility of the project is determinable. The costs of each property and related capitalized development expenditures are amortized over the economic life of the property on a units-of-production basis. Costs are charged for operations when a property is abandoned or when impairment in value that is other than temporary has been determined. General exploration costs are charged to operations as incurred.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and undiscounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of the mine’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an affect on the expected recoverability of the carrying values of the mining properties and related expenditures.

c) Goodwill

The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired is goodwill. Goodwill is allocated to the reporting units acquired based on management’s estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Estimates of fair value may be impacted by changes in base metal prices, currency exchange rates, discount rates, level of capital expenditures, interest rate, operating costs and other factors that may be different from those used in determining fair value. Changes in estimates could have a material impact on the carrying value of the goodwill.

For reporting units that have recorded goodwill, the estimated fair value of unit is compared to its carrying value at least once each year, or when circumstances indicate that the value may have become impaired. If the carrying value exceeds the estimated or implied fair value of goodwill, which is equal to management’s estimate of potential value within the reporting unit, any excess of the carrying amount of goodwill over the estimated or implied goodwill is deducted from the carrying value of goodwill and charged to the current period earnings.

d) Future Income Tax Assets and Liabilities

Future income tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”), and losses carried forward. Future income tax assets and liabilities are measured using tax rates that are expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Management of the Company is required to exercise judgments and make assumptions about the future performance of the Company in determining its ability to utilize loss carry-forwards and thereby realize the benefits of future income tax assets.

e) Valuation of Derivative Instruments

The Company has determined that the copper, lead, zinc and silver forward agreements do not qualify for hedge accounting and the charge to operations is determined by establishing the fair value of the instruments at the end of each reporting period. The mark-to-market value, which is based on the market price of the commodities, of the outstanding derivative contracts prepared by the counterparties has been reviewed internally to confirm the existence and estimated market value of the derivative contracts.

f) Stock-Based Compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes option pricing model and are recorded in operations over their vesting periods.

g) Asset Retirement Obligations

The Company adopted the recommendations of the CICA Handbook Section 3110, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the assets. The amount of the liability is subject to re -measurement at each reporting period.

Changes in accounting policies

Effective for the first quarter beginning on January 1, 2007, the Company has adopted Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments – Recognition and Measurement”. Section 1530, Comprehensive Income is the net change in a company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as cumulative translation adjustments resulting from the translation of foreign denominated financial statements to US dollars using the current rate method and unrealized gains or losses on available-for-sale securities. Section 3855, Financial Instruments – Recognition and Measurement requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.

The adoption of Sections 1530 and 3855 resulted in changes to the Company’s current period earnings and required an adjustment to the opening balances for investments and total assets.

The cumulative translation adjustment and unrealized gain on available-for-sale securities as at December 31, 2006 were $52.4 million and $3.2 million respectively. The aggregate of these amounts has been reported as a transition adjustment during the first quarter to the opening balance of Accumulated Other Comprehensive Income in the Interim Consolidated Statements of Changes in Shareholders’ Equity.

The cumulative translation adjustment and decrease in the fair value of available-for-sale securities for the year ended December 31, 2007 was $239.3 million and $23.6 million net of tax, respectively, and are reported in the current period as other comprehensive income.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Risks and Uncertainties

a) Price Risk

The most significant risk affecting the profitability and viability of the Company is the fluctuation of metal prices, primarily zinc, copper, lead and silver, as the Company’s earnings and cash flow are highly sensitive to changes in these metal prices. Low metal prices will affect the Company’s liquidity, and if they persist for an extended period of time, the Company may have to look for other sources of cash flow to maintain liquidity until metal prices recover. Volatility in the metal prices is influenced by factors such as exchange rates, inflation, political and the world’s supply and demand fundamentals, which are beyond the control of the Company.

b) Credit Risk

The Company is subject to credit risk through its trade receivables. The Company manages this risk through evaluation and monitoring process such as using the services of credit agencies. The Company transacts with credit worthy customers to minimize credit risk and if necessary, provisional payment arrangements and the use of letters of credit, where appropriate. Credit risk relating to derivative contracts arises from the possibility that a counterparty to an instrument with which the Company has an unrealized gain fails to settle the contracts. The Company transacts only with credit worthy counterparties that have strong credit ratings.

c) Foreign Exchange Risk

The Company transacts in a number of foreign currencies and as such, may be affected by fluctuations in foreign exchange rates. Currency fluctuations affect revenues, as the concentrates are sold in US dollars while operating costs and capital expenditures are transacted in other currencies. This exposes the Company to volatility in earnings.

d) Derivative Instruments

The Company manages its exposure to fluctuations in metal prices and foreign exchange rates by entering into derivatives instruments approved by the Company’s Board of Directors. The Company does not hold or issue derivative instruments for speculation or trading purposes. These derivative instruments are marked-to-market at the end of each period and may not necessarily be indicative of the amounts the Company might pay or receive as the contracts are settled.

e) Reclamation Fund

As at December 31, 2007, the Company had $59.2 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company’s various mine sites. The Company will continue to contribute annually to these funds based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

f) Political Risk

The Company has significant investment in properties and projects located in developing countries, including Russia and DRC. The carrying values of these properties and the Company’s ability advance development plans or bring the projects to production may be adversely affected by whatever political instability and legal and economic uncertainty that might exist in such countries. The risks associated to which Company’s interests in such countries may be adversely affected include: political unrest; labour disputes; invalidation of governmental orders, permits, agreements or property rights; risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes; military repression; war; civil disturbances; criminal and terrorist actions; arbitrary changes in laws, regulations, policies, taxation, price controls and exchange controls; delays in obtaining or the inability to obtain necessary permits; opposition to mining from environmental or other non-governmental organizations; limitations on foreign ownership; limitations on the repatriation of earnings; limitations on mineral exports; and high rates of inflation and increased financing costs. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Major contractual obligations

The Company has entered into the following commitments:

a)

During 2007, the Company secured a five-year $225 million non-revolving and a $575 million revolving credit facility for general corporate purposes secured by shares owned by Lundin in its subsidiaries. These loan facilities were used in part to acquire 100% of the issued and outstanding shares of Rio Narcea. Following the purchase of Rio Narcea, the Company sold Rio Narcea’s Tasiast gold project for $225 million, the proceeds of which were used to retire the $225 million non-revolving credit facility;

The credit facility contains various covenants that include indebtedness, asset sales and liens, and distributions. The amount drawn on the facility bears interest at LIBOR plus a spread of 75 to 150 basis points based on the leverage ratio of the Company;

b)

On December 17, 2004, the Company’s wholly-owned subsidiary, Somincor, issued 540,000 unsecured bonds with a nominal value of €50 each for a total of €27million, which as at December 31, 2007 is equivalent to approximately $36.4 million. These bonds have a five-year term with 100% of the principal payable at maturity on December 17, 2009 and bear interest at “EURIBOR 6 months” plus 0.875%. Interest payments are due on June 17 and December 17 of each year;

c)

Capital lease obligations relate to leases on mining, computer equipment and passenger vehicles having three or four year terms and the lease payment obligations have been discounted at rates of interest between 1.25% to 1.75% above “3 month” and “6 month” EURIBOR;

d)

The European Union (“EU”) established special investment programs to promote the development of some countries within the EU. The Neves-Corvo mine location in Portugal qualified for investment incentives and between 2001 and 2002 incurred approximately $20 million of eligible expenditures resulting in a $0.8 million non-refundable grant and an interest-free loan of $4.6 million. The outstanding balance on the interest-free loan at December 31, 2007 was $0.7 million and will be repaid on or before July 30, 2008; and

e)

The Rio Narcea debt of €5.5 million was assumed from the acquisition of Rio Narcea and is an interest free loan from the Spanish Department of Trade, Industry and Commerce, have been fair value using an imputed interest rate of 4.3%. It is repayable in equal annual installments of €0.5 million on December 15 of each year through to 2017.

The Company has agreed to sell all of the silver contained in the copper and zinc concentrate production (“contained silver”) from the Neves-Corvo and Aljustrel mines to Silverstone. The transaction with

Silverstone was completed on September 28, 2007 and extends to the lesser of 50 years or the life of the respective mines. For the year ended December 31, 2007, the Company has delivered 147,000 ounces of contained silver.

The Company has agreed to sell all of the silver contained in the lead concentrate production (“contained silver”) from the Zinkgruvan mine to Silver Wheaton Corp. The contract extends for 25 years and if the Company has not delivered to Silver Wheaton at least 40 million ounces of contained silver, it has agreed to pay $1.00 per ounce for each ounce of contained silver not delivered. The transaction with Silver Wheaton was completed on December 8, 2004 and to the end of 2007 the Company has delivered approximately 5.5 million ounces of contained silver under the terms of the contract.

The Storliden mine was developed by, and is being operated pursuant to an agreement with, Boliden Mineral AB (“Boliden”). The Company’s subsidiary, North Atlantic Natural Resources, (“NAN”), is the operator of the mine and Boliden is the main contractor of the mine. Ore is processed at the Boliden Area Operations mill. After all costs of the operation are paid, the remaining cash flow is shared in the ratio two-thirds/one-third to NAN and Boliden respectively. The fee charged by Boliden for mining at Storliden is cost plus 15%. For one-fifth of the Storliden deposit, NAN pays a 1.5% annual royalty on the Net Smelter Return to Cogema SA.

The Company’s debt and capital lease obligations over the next five years are expected to be as follows:

	Debt	Capital Leases	Other	Total

2008	$3,245	$4,684	$710	$8,639
2009	40,098	3,579	292	43,969
2010	729	95	-	824
2011	729	-	-	729
2012 and thereafter	43,975	-	-	43,975

Total	$88,776	$8,358	$1,002	$98,136

Related Party Transactions

For the year ended December 31, 2007, the Company paid $0.5 million (2006 – $0.2 million) for rent, corporate secretarial, administrative services and management fees to a company owned by the Chairman of the Company. As at December 31, 2007 and 2006, the Company had no balance owing on this account.

For the year ended December 31, 2007 the Company paid legal fees totaling $0.6 million and $0.5 million (2006 - $0.1 million and $Nil) to two firms in which a director of the Company and the Corporate Secretary are partners. As at December 31, 2007 the Company had a $0.2 million balance (2006 - $0.1 million) owing to these related parties.

Related party transactions are measured at their exchange amount in these consolidated financial statements, which is the amount of consideration received as established and agreed upon by the Company and the aforementioned related party

Outstanding share data

As at March 28, 2008, the Company had 390,413,431 common shares issued and outstanding and 6,226,188 stock options and 306,720 stock appreciation rights outstanding under its stock-based incentive plans.

Evaluation of Disclosure Controls and Procedures

Management carried out an evaluation of the design and effectiveness of the operations of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuer’s annual and Interim Filings) as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations due to the material weaknesses noted below.

Internal Controls over Financial Reporting

Internal Control over Financial Reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance in the reliability of the Company’s financial information and the preparation of the financial statements. The design includes policies and procedures that:

1.	pertains to the maintenance of records;

2.	provide reasonable assurance that the transactions are recorded accurately and that the receipts and expenditures are made in accordance with the authorizations of management and directors; and

3.	provide reasonable assurance in the prevention and timely detection of material unauthorized acquisition, use or disposal of the Company’s assets.

Management’s evaluation of the effectiveness of internal controls identified a number of deficiencies in the financial reporting process. As at December 31, 2007, the Company did not have the required complement of personnel with appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles to be able to prepare and review consolidated financial statements commensurate with the complexity of the Company’s financial reporting requirements. This material weakness contributed to the material weaknesses in the controls over the allocation of the purchase price on the acquisition of Rio Narcea, the accounting for the impairment of goodwill and long lived assets and the calculation of current and future income taxes.

Because of these material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as at December 31, 2007 based on the criteria set forth in the Committee of Sponsoring Organization of the Treadway Commission framework.

The Company’s internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, our independent auditors. Their report can be found in the Auditors’ Report that accompanies our consolidated financial statements.

Remediation of Material Weaknesses

To address the material weakness described above, management intends to establish a project to redesign the financial reporting process with a view to implementing the redesigned process prior to the 2008 year end. The financial reporting team is to be strengthened and consideration is being given to retaining an in-house tax specialist.

Non-GAAP Performance Measures

Zinc, copper and nickel cash production cost (US$/pound) are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles (“GAAP”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Reconciliation of unit cash costs of payable copper, zinc and nickel metal sold to the consolidated statements of operations

Thousands of US dollars, except zinc, copper and nickel cash production cost per pound:

	Year ended December 31

	Zinkgruvan		Storliden		Galmoy
Zinc	2007	2006	2007	2006	2007	2006

Operating expenses, excluding depreciation	$56,224	$39,132	$29,866	$53,153	$56,963	$54,376
Treatment charges for zinc	45,430	75,241	8,121	23,206	36,404	58,356
By-product credits	(81,284)	(36,578)	(26,628)	(59,455)	(24,075)	(11,545)
Other items affecting cash production costs	9	(972)	(12,937)	(30,930)	-	(348)

Total	$20,379	$76,823	$(1,578)	$(14,026)	$69,292	$100,839

Zinc metal payable (tonnes)	57,020	78,716	11,852	27,824	37,623	59,197
Zinc metal payable (000’s pounds)	125,672	142,207	26,122	52,100	82,921	112,538

Zinc cash production cost per pound payable metal sold	$0.16	$0.54	$(0.06)	$(0.27)	$0.84	$0.90

Neves-Corvo

	Year ended December 31

Copper	2007	2006

Operating expenses, excluding depreciation	$181,359	$72,623
Operating expenses, prior to Somincor acquisitio	$-	128,531
Treatment charges for copper	46,378	9,378
By-product credits	(50,948)	(16,584)
Other items affecting cash production costs	(35,266)	(46,652)

Total	$141,523	$147,296

Copper metal payable (tonnes)	86,180	85,440
Copper metal payable (000’s pounds)	189,941	188,363

Copper cash production cost per pound payable metal sold	$0.75	$0.78

Aguablanca

	Year ended December 31

Nickel	2007	2006

Operating expenses, excluding depreciation*	$55,366	$-
Operating expenses pre-acquisition by Lundin	50,539	36,125
Treatment charges for nickel	27,127	65,626
By-product credits	(26,677)	(44,522)
Other items affecting cash production costs	(11,429)	2,150

Total	$94,926	$59,379

Nickel metal payable (tonnes)	5,955	5,585
Nickel metal payable (000’s pounds)	13,129	12,313

Nickel cash production cost per pound payable metal sold	$7.23	$4.82

* Includes a non-recurring fair value adjustment in the Company’s favour of $6.7 million relating to the Rio Narcea acquisition. This item has been adjusted for in “Other items affecting cash production costs”.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead, nickel, cobalt and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment in the countries where the Company has its mining operations and projects in will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Other Information

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.